ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

03037539

November 13, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of November 10, 2003, enclosed please find a Statement by the Executive Board of FJA AG dated November 13, 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

J. Gäbel (DV)

Johannes K. Gäbel
U.S. Authorized Representative

JKG/dv
Enclosure

dlw 11/20

DOCSNY1:863595.1
13024-2 JG9

FJH

Press release

FJH AG comments on anonymous charge

- Detailed list of receivables and the corresponding orders
- Full co-operation with the Public Attorney's Office

Munich, 13 November 2003 – The Executive Board of FJH AG, the consultancy and software house listed in the TecDAX index, has by now obtained the charge via their lawyers. However, because of the still running investigation, a complete file inspection has not been granted. After thorough examination of the anonymous charge in which the Executive Board and the auditor of the company are being accused among others of false balancing, the CEO Prof. Dr. Manfred Feilmeier said: „There is no basis for the allegations contained in this charge and they are utterly unjustified."

In order to disprove the main allegation of the charge that the balance sheet item "receivables" was not founded on existing orders, FJH AG will present a detailed list of receivables and the corresponding orders to the Public Attorney's office beginning of next week. The company has assured the Public Attorney's office of full co-operation in every respect and greatest possible support for their investigations.

The Executive Board explicitly approves the examination of the share price development on 7 November 2003 by BAFIN, the German Financial Services Authority, with respect to manipulation of the market because the company and its shareholders suffered considerable damage. In the past days a connection between short selling and the anonymous charge had repeatedly been made by the press and the market.

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

November 13, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto a Press Release dated November 13, 2003 showing the Traffic Results for October 2003 of Flughafen Wien AG, which has been published by the Company since our last submission of November, 2003. (Please notice that this is the second submission dated November 13, 2003.)

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel (DV)

Johannes K. Gäbel
U.S. Authorized Representative

JKG/dv
Enclosure

DOCSNY1:873244.1
13141-2 JG9

Press Information

Flughafen Wien AG
Excellent growth in traffic - 10.2% increase in passengers for October

Vienna International Airport handled a total of 1,189,210 passengers during October 2003. This represents an increase of 109,763 passengers or a plus of 10.2% over October of the prior year.
Flight movements rose 5.9% and maximum take-off weight (MTOW) increased 2.1%. The number of transfer passengers was 2.7% higher and cargo volume grew 4.5%.

Developments in scheduled traffic also differed by region in October. Flights to the Near and Middle East recorded a 13.8% decline in passengers, but traffic increased to Eastern Europe (+ 12.9%) and the USA (+ 6.8%).

From January to October 2003 the number of passengers increased 5.3%, flight movements rose 4.6% and maximum take-off weight (MTOW) recorded a plus of 4.5%. The motor for this development was formed by the low-cost carriers using Vienna, which transported nearly 600,000 passengers during the first three quarters. The number of transfer passengers rose 1.5% and cargo volume grew 7.5%.

This solid development in traffic places Vienna well above the average growth rates recorded by other European airports.

	October 2003	Change in %	January to October 2003	Change in %
Passengers:	1,189,210	+ 10.2	10,759,295	+ 5.3
Transfer passengers:	400,898	+ 2.7	3,602,016	+ 1.5
Maximum take-off weight (in tonnes):	454,499	+ 2.1	4,389,407	+ 4.5
Flight movements (arrival + departure):	17,495	+ 5.9	164,054	+ 4.6
Cargo in tonnes (air cargo and trucking):	16,005	+ 4.5	140,983	+ 7.5

For additional information contact: Hans Mayer (+43-1-)7007 23000

21/03 ... M/MY ... 13 November 2003

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

November 13, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto a Press Release dated November 13, 2003 showing the results for the first three quarters 2003 of Flughafen Wien AG, which has been published by the Company since our last submission of October 16, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel (DV)

Johannes K. Gäbel
U.S. Authorized Representative

JKG/dv
Enclosure

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Flughafen Wien Group:
Solid traffic development supports growth in turnover for the first three quarters

During the first nine months of 2003, turnover recorded by the Flughafen Wien Group rose 7.7% to EUR 258.7 million. Profit for the first nine months of 2003 totalled EUR 59.7 million, for an increase of 13.4% over the comparable prior year figure after adjustment for non-recurring items. The settlement of pension claims and related reversal of EUR 19.9 million in provisions for pensions generated this one-time effect in 2002. Profit for the reporting period therefore remained 9.2% below the comparable prior year level.
Herbert Kaufmann, Member of the Board and Speaker of Flughafen Wien AG, commented on the development of business at this publicly traded company in 2003 by indicating that "A solid increase in traffic served as the motor for growth during the first three quarters".

Consolidated Income Statement for the First Three Quarters

T€	1-9/2003	1-9/2002	Change in %
Turnover	**258,683.9**	**240,284.3**	**7.7%**
Other operating income	12,638.0	6,755.6	87.1%
Operating income	**271,321.8**	**247,039.9**	**9.8%**
Cost of materials and services	-14,915.7	-12,937.0	15.3%
Personnel expenses	-108,351.0	-81,650.1	32.7%
Amortization of intangible assets and depreciation of fixed assets	-33,522.0	-31,285.9	7.1%
Other operating expenses	-32,433.9	-31,126.9	4.2%
Income before interest and taxes (EBIT)	**82,099.1**	**90,040.1**	**-8.8%**
Income from inv., excl. associates at equity	1,603.3	0.0	n.a.
Net financing costs	6,190.1	7,344.0	-15.7%
Other income from financing activities	708.0	1,067.8	-33.7%
Financial results, excl. associates at equity	8,501.3	8,411.9	1.1%
Income from associates at equity	67.0	230.0	-70.9%
Financial results	**8,568.4**	**8,641.9**	**-0.9%**
Profit before tax (EBT)	**90,667.5**	**98,682.0**	**-8.1%**
Taxes on income	-30,638.0	-32,860.4	-6.8%
Minority interest	-298.8	-8.0	n.a.
Profit for the period	**59,730.7**	**65,813.6**	**-9.2%**
Earnings per share (in €)	2.84	3.13	-9.3%

Vienna International Airport

Consolidated Income Statement for the Third Quarter

T€	7-9/2003	7-9/2002	Change in %
Turnover	**91,554.2**	**87,327.2**	**4.8%**
Other operating income	4,497.7	2,278.3	97.4%
Operating income	**96,051.9**	**89,605.4**	**7.2%**
Cost of materials and services	-4,160.9	-3,957.8	5.1%
Personnel expenses	-36,681.5	-34,072.7	7.7%
Amortization of intangible assets and depreciation of fixed assets	-12,002.4	-10,261.6	17.0%
Other operating expenses	-12,638.8	-10,370.2	21.9%
Income before interest and taxes (EBIT)	**30,568.3**	**30,943.2**	**-1.2%**
Income from inv., excl. associates at equity	1,629.9	0.0	n.a.
Net financing costs	2,209.2	2,030.5	8.8%
Other income from financing activities	0.0	0.0	n.a.
Financial results, excl. associates at equity	3,839.1	2,030.5	89.1%
Income from associates at equity	488.9	230.0	112.6%
Financial results	**4,328.0**	**2,260.5**	**91.5%**
Profit before tax (EBT)	**34,896.4**	**33,203.8**	**5.1%**
Taxes on income	-11,752.3	-11,321.5	3.8%
Minority interest	-209.9	-5.2	3970.3%
Profit for the period	**22,934.2**	**21,877.2**	**4.8%**
Earnings per share (in €)	1.09	1.04	4.8%

Segment Results

T€	1-9/2003	1-9/2002	Change in %
Airport			
Segment turnover*	120,026.4	104,981.1	14.3%
Segment results	58,676.2	55,109.1	6.5%
Handling			
Segment turnover*	78,990.1	77,726.2	1.6%
Segment results	13,857.6	19,917.5	-30.4%
Non-Aviation			
Segment turnover*	59,463.6	57,432.6	3.5%
Segment results	21,492.5	29,044.1	-26.0%

* External turnover

The Development of Air Traffic in Europe

The first three quarters of 2003 were influenced by the war in Iraq and SARS pulmonary disease. These factors had a clear negative impact on passenger traffic during the first months of the year, and growth rates fell below expectations. At the start of 2003 forecasts indicated a stronger recovery in the aviation sector, which had contracted significantly after 11 September. The third quarter and overview for the first nine months also show modest growth across Europe.

Vienna International Airport

Traffic Development in Vienna

During the first three quarters of 2003, the development of traffic in Vienna exceeded the European average of 1.4% by a considerable amount. The number of passengers handled at Vienna International Airport rose 4.7% over the first nine months, and 7.2% for the third quarter. Maximum take-off weight (MTOW) increased 4.8% (3rd quarter: + 2.8%) and flight movements 4.5% (3rd quarter: + 4.4%).
Despite the global aviation crisis, the number of transfer passengers grew 1.3% during the first nine months (3rd quarter: 1.7%).

The activities of low-cost carriers led to a further shift in the market shares for scheduled flights at Vienna International Airport. These airlines transported a total of 480,000 passengers during the first nine months.

In long-haul destinations, flights to North America showed a plus of 5.0% and destinations in the Far East recorded a slight decline of 1.1%.

In spite of a 12.0% drop in the number of passengers, Antalya remained the most popular charter destination followed by Heraklion with + 8.1% and Mallorca at + 17.1%.

Turnover

In keeping with the development of traffic, turnover for the first nine months rose 7.7% to EUR 258.7 million.

Turnover reported by the Airport Segment increased 14.3% for the first three quarters to EUR 120.0 million. This growth was supported chiefly by a higher volume of traffic and introduction of the new Baggage Reconciliation System (BRS - a system designed to track and match baggage and avoid false loading, and thereby minimise delays and damage costs). The costs for this new system will be financed through the passenger tariff.

The Handling Segment showed a 1.6% rise in turnover to EUR 78.9 million, following an increase in individual services (aircraft de-icing).

Turnover in the Non-Aviation Segment grew 3.5% to EUR 59.5 million. This development was supported by the rental of Cargo North facilities to TNT as well as higher income from parking, VIAS security services, Travel-Value Shops, fuel sales and the transportation of handicapped persons.

Earnings

Earnings before interest and tax (EBIT) declined during the third quarter of 2003 due an increase of EUR 6.8 million in expenses, which was triggered primarily by the introduction of the Baggage Reconciliation System and 1.2% rise in depreciation to EUR 30.6 million. Profit before tax (EBT) increased 5.1% to a level of EUR 34.9 million.

Net profit for the third quarter of 2003 rose 4.8% over the comparable prior year period to EUR 22.9 million, supported by a plus of EUR 4.2 million in turnover, the reversal of provisions, and improvement in financial results following the write-up of the stake in Berlin (EUR 1.6 mill.).

Vienna International Airport

For the first three quarters of 2003, earnings before interest and tax (EBIT) fell 8.8% to EUR 82.1 million. The settlement of pension claims in the prior year and related non-recurring reversal of € 19.9 million in provisions for pensions led to this decline. Without this one-time effect, EBIT would have risen 17.0% because of the growth in turnover.

The EBIT margin returned to the 2001 level of 30.3% after the extraordinary results reported in the prior year. The EBITDA margin equalled 42.6%.

At EUR 8.6 million, financial results nearly matched the prior year level.

This position was positively influenced by a EUR 1.6 million Write-up to the Berlin investment, but negatively affected by a decrease in net financing costs due to the general low level of interest rates on capital and money markets and reduced volume of investment (EUR -1.2 mill.). Non-recurring income from the sale of financial assets in 2002 distorted comparison with the reporting period.

Profit before tax (EBT) showed a corresponding decline of 8.1% to EUR 90.7 million.

Net profit recorded by the Flughafen Wien Group for the first three quarters of 2003 fell 9.2% below the comparable prior year level to EUR 59.7 million. The settlement of pension claims in 2002 and related non-recurring reversal of EUR 19.9 million in provisions for pensions led to a one-time effect in the prior year. Without this one-time effect, profit for the period would have risen 13.4% because of the growth in turnover.

Financial, Asset and Capital Structure

Higher profit before tax led to a EUR 30.4 million improvement in cash flow from operating activities, which rose to EUR 112.4 million. This figure excludes the non-recurring impact of the partial non–cash reversal of provisions for pensions in 2002 and increase in provisions during 2003.

In spite of higher investment activity during 2003, the acquisition of a stake in Malta Airport during 2002 led to a reduction of EUR 14.8 million in cash outflows for investing activities to EUR -63.4 million.

Cash flow from financing activities was negative for the first nine months of 2003 and 2002 primarily due to the distribution of dividends.

Investments made during the reporting period supported an increase of 4.6% in non-current assets, which rose to EUR 626.8 million. Investments in tangible and intangible assets totalled EUR 65.0 million for the first nine months of 2003.

The major changes to financial assets involve the sale of the stake in the Spanish airport developer CR Aeropuerto, S.L. and write-up of the Berlin investment.

Current assets show an increase of 6.9% over 31 December 2002 to EUR 192.9 million. Cash and cash equivalents increased EUR 3.9 million to EUR 143.1 million, supported by positive cash flow of EUR 4.0 million.

Equity rose 3.1% to EUR 577.1 million. Net profit for the first nine months of 2003 totalled EUR 59.7 million and the distribution of dividends for 2002 amounted to EUR 42.0 million. The equity ratio was 70.4% (year-end 2002: 71.8%).

Non-current liabilities increased 2.2% to EUR 105.5 million following a decline in the provisions for employee-related obligations (severance compensation, pensions, service anniversary bonuses, part-time work for older employees).

Current liabilities rose 17.7% to EUR 136.6 million. Current provisions for capital expenditure, operating expenses and taxes increased by EUR 18.3 million and current liabilities rose by EUR 5.3 million.

Investments

Investments in tangible and intangible assets totalled EUR 65.0 million for the first nine months of 2003. Major investments included the Hold Baggage Screening System, planning services for the Skylink project, planning and construction of the Office Park, planning for the air traffic control tower, a drainage system for Runway 16/34, the construction of international bus gates and Taxiway 50, and the purchase of land, aircraft tractors, catering trucks and larger apron buses.

Segments

Airport

External turnover reported by the Airport Segment increased 14.3% to EUR 120.0 million. The development resulted primarily from a higher volume of traffic and introduction of the Baggage Reconciliation System (BRS), which will be financed through the passenger tariff. Security services related to the Hold Baggage Screening System (HBS) also generated additional revenue.

Handling

The Handling Segment reported growth of 2.3% in traffic over the first nine months of 2002. Flight movements showed a decline with the Austrian Air Group, but increases with Lufthansa (DLH), British Airways, cargo companies, and especially the low-cost carriers (market share: 4.2%). Handling agreements were concluded with all new low-cost carriers using Vienna: Air Berlin, Germanwings, Germania Express, and British Airways City Express.

The average market share for the period from January to September 2003 was 91.2%. An increase in individual services (aircraft de-icing) led to growth of 1.6% in external handling turnover to EUR 79.0 million.

Non-Aviation

External turnover reported by the Non-Aviation Segment rose 3.5% to EUR 59.5 million. This growth was supported by the rental of Cargo North facilities to TNT as well as revenues from parking, VIAS security services, Travel-Value Shops, fuel sales and the transportation of

handicapped persons. Declines were registered in communications services and the shopping/gastronomy area, which was affected by a drop in duty-free sales and reduction in selling space. Segment earnings fell 26.0% to EUR 21.5 million, primarily as a result of the non-recurring reduction in costs that resulted from the one-time reversal of provisions for pensions in 2002.

Outlook

Growth of 10.2% in the number of passengers during October, as well as an increase of 5.9% in flight movements and 2.1% in maximum take-off weight (MTOW) lead to expectations of continued positive development at Vienna International Airport.

With Baku and Rostov, Vienna has added two new cities to the flight schedule. This brings the number of new destinations in the dynamically growing countries of Central, Southern and Eastern Europe to 12.

V-Bird, Duo Airways, Helvetic Airways and Qatar Airways have joined Vienna International Airport as new customers. Three new weekly cargo rotations by EVA Air underscore the expansion of our freight offering.

The first stage of construction is currently underway for the air traffic control tower, which is scheduled for completion by the end of 2004; an agreement has already been concluded to lease this facility to Austro Control GmbH. Work is also progressing on the Office Park, which will have 26,000 square meters of usable space and open in October 2004. In order to increase passenger capacity, new international bus gates are being built and will start operations in the near future.

The City Airport Train - a joint venture between Vienna International Airport and the Austrian Federal Railway Corporation - will soon start operations. This rapid transit train will transport passengers to and from the airport and Inner City of Vienna in only 16 minutes, and will offer convenient baggage check-in at the starting point in Vienna and business class comfort during the trip.

All the above projects will strengthen the earning power of the Flughafen Wien Group.

For additional information contact: Hans Mayer (+43-1-)7007 23000

20/03 ... M/MY ... 13. November 2003